Water Technologies International, Inc.

10219 SE Lennard Road

Port St. Lucie, FL 34952

December 8, 2017

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Re:	Water Technologies International, Inc.

Offering Statement on Form 1-A

Filed September 26, 2017

File No. 024-10746

REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Water Technologies International, Inc. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-10746), as amended (the “Offering Statement”), so that it may become qualified prior to 4:00 p.m. Eastern Daylight Time on December 12, 2017, or as soon as practicable thereafter. There are no underwriters of the issuance of the securities being registered to join this request for acceleration.

The Registrant hereby authorizes Arden E. Anderson, of Austin Legal Group, APC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of qualifying the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant confirms that it is authorized to offer and sell its securities qualified under the Offering Statement pursuant to qualification, registration or exemption therefrom in at least one state. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (619) 924-9600. We also respectfully request that a copy of the written order from the Commission verifying the qualifying time and date of such Offering Statement be sent to Ms. Anderson via facsimile at (619) 881-0045.

Best Regards,
Water Technologies International, Inc.

/s/ William Scott Tudor
William Scott Tudor
Chief Executive Officer